                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                      (AMENDMENT NO. 4 -- FINAL AMENDMENT)

                             -----------------------

                                REFLECTONE, INC.
                                (Name of Issuer)

                                REFLECTONE, INC.
                        BRITISH AEROSPACE HOLDINGS, INC.
                    BRITISH AEROSPACE PUBLIC LIMITED COMPANY
                       (Names of Persons Filing Statement)

                                 --------------

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)
                                 --------------

                                   758 657 100
                      (CUSIP Number of Class of Securities)

                                 --------------

R. Alan Higbee, Esq.                             Harvey Goldman, Esq.
Fowler, White, Gillen, Boggs,                    Steel Hector & Davis LLP
  Villareal and Banker, P.A.                     200 South Biscayne Blvd.
501 East Kennedy Blvd., Suite 1700               Suite 4000
Tampa, FL  33602                                 Miami, FL  33131
(813) 228-7411                                   (305) 577-7000

(Attorney for Reflectone, Inc.)                  (Attorney for British Aerospace
                                                 Holdings, Inc. and
                                                 British Aerospace Public
                                                 Limited Company)

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 --------------

              This statement is filed in connection with (check the appropriate box):

       a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

       b. [ ] The filing of a registration statement under the Securities Act of 1933.

       c. [ ] A tender offer.

       d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation*                      Amount of Filing Fee
$38,995,621                                 $7,799.12
--------------------------------------------------------------------------------

* For purposes of calculating fee only. The filing fee was determined based upon (a) 1,489,448 issued and outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Reflectone, Inc. as of February 25, 1997, excluding 1,375,000 Shares and warrants to purchase 78,261 Shares owned by British Aerospace Holdings, Inc. for which no consideration will be paid upon consummation of the transaction; and (b) the Merger Consideration of $24.00 per Share (the "Merger Consideration"), plus $3,248,869 payable to holders of Options to purchase Shares in exchange for the cancellation of such options. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one- fiftieth of one percent of the value of the Shares (and options to purchase Shares) for which the Merger Consideration will be paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing be registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,799.12

Form or Registration No.:  Schedule 13E-3

Filing Party:              Reflectone, Inc.; British
                           Aerospace Holdings, Inc.; and British Aerospace
                           Public Limited Company

Date Filed:                March 4, 1997

                                  INTRODUCTION

       This Amendment No. 4 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on March 4, 1997, by Reflectone, Inc., a Florida corporation (the "Company"), British Aerospace Holdings, Inc., a Delaware corporation ("Holdings"), and Bar Mergerco, Inc., a Florida corporation ("Mergerco"), as amended and supplemented by Amendment No. 1 thereto filed on April 15, 1997, Amendment No. 2 thereto filed on April 28, 1997, and Amendment No. 3 thereto filed on May 8, 1997 (as amended and restated, the "Transaction Statement"). British Aerospace Public Limited Company, a public limited company organized and existing under the laws of England ("British Aerospace"), became a party to the Transaction Statement in Amendment No. 2 thereto.

       The Transaction Statement was filed in connection with the proposed Merger (the "Merger") of Mergerco with and into the Company pursuant to an Agreement and Plan of Merger, dated February 13, 1997 (the "Merger Agreement"), by and among the Company, Holdings, and Mergerco. Mergerco is a wholly owned subsidiary of Holdings, and Holdings is a wholly owned subsidiary of British Aerospace. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Transaction Statement. Mergerco, which was a party to the Transaction Statement, is not a party hereto because it no longer exists as a result of the Merger, which was consummated on May 20, 1997. The Company was the surviving corporation in the Merger (the "Surviving Corporation").

       Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Transaction Statement. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

       (b) As a result of the consummation of the Merger on May 20, 1997, each of the 100 shares of common stock, par value $.01 per share, of Mergerco issued and outstanding immediately prior to the effective time of the Merger was converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock, par value $.10 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each share of the common stock, par value $.10 per share (the "Company Common Stock"), and 8% Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company owned by Holdings immediately prior to the effective time of the Merger, as well as each share of capital stock of the Company that was held in the treasury of the Company immediately prior to the effective time of the Merger, was canceled and extinguished without any conversion right thereof and without any consideration payable therefor. Each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by Holdings or held in the treasury of Reflectone) was converted into and represents the right to receive an amount in cash equal to $24.00, payable to the holder thereof, without any interest thereon, less any required back-up withholding taxes. Immediately following the consummation of the Merger, the Surviving Corporation's Amended and Restated Articles of Incorporation were further amended and restated to, among other things, change the par value of the Surviving Corporation Common Stock to $.01 per share. Accordingly, as of the date hereof, there are 100 shares of Surviving Corporation Common Stock, par value $.01 per share, issued and outstanding, and there is one holder of record of such stock (i.e., Holdings).

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

       (a) As a result of the consummation of the Merger on May 20, 1997, Holdings has acquired the entire equity interest in the Surviving Corporation. On the date hereof, there are 100 issued and outstanding shares of Surviving Corporation Common Stock, all of which are owned by Holdings. As the owner of all of the capital stock of Holdings, British Aerospace indirectly owns the entire equity interest in the Surviving Corporation.

ITEM 16. ADDITIONAL INFORMATION.

       The Merger Agreement was approved by the shareholders of the Company at the special meeting of the shareholders of the Company held on May 20, 1997 (the "Special Meeting"), and the transactions contemplated by the Merger Agreement were completed on that date. At the Special Meeting, 2,510,996 shares of Company Common Stock were represented in person or by proxy. 2,427,005 of such shares (approximately 84.7% of the 2,864,448 shares which were issued and outstanding as of the April 14, 1997 record date) were voted in favor of the proposal to approve the Merger Agreement. Of the 1,514,448 shares of Company Common Stock which were held by shareholders other than Holdings on the April 14, 1997 record date, 1,135,996 of such shares (approximately 75.01%) were represented in person or by proxy at the Special Meeting, and 1,052,005 of such shares voted in favor of the Merger Agreement. The number of shares voted in favor of the Merger Agreement was sufficient to approve the Merger. On May 20, 1997, Articles of Merger were duly filed with the Department of State of the State of Florida, and the Merger became effective on May 20, 1997.

       As a result of the Merger, the Surviving Corporation has only one shareholder. The Surviving Corporation will duly file certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the Company Common Stock under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          (d)(5) --    Press Release issued by the Company on May 20, 1997.

          (d)(6) --    Letter to former shareholders of the Company dated
                       May 20, 1997.

          (d)(7) --    Letter of Transmittal.



                                    SIGNATURE

       After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 1997

                                       REFLECTONE, INC.

                                       By:  /s/  Richard G. Snyder
                                            -----------------------------------
                                            Richard G. Snyder, President




                                       BRITISH AEROSPACE HOLDINGS, INC.


                                       By:  /s/  Charles E. Gaba
                                            -----------------------------------
                                            Charles E. Gaba, Vice President




                                       BRITISH AEROSPACE PUBLIC LIMITED
                                       COMPANY

                                       By:  /s/  Iain D. Ferguson
                                            -----------------------------------
                                            Iain D. Ferguson,
                                            Treasurer-Corporate Finance

                                                                  EXHIBIT (d)(5)


                        [Letterhead of Reflectone, Inc.]


For further information contact:

Richard G. Snyder                                      Mark Hartnett
Reflectone, Inc.                                       MacKenzie Partners, Inc.
813 887-1500                                           212 929-5877

FOR IMMEDIATE RELEASE
TUESDAY, MAY 20, 1997


                     REFLECTONE, INC. ANNOUNCES OVERWHELMING
                         SHAREHOLDER APPROVAL OF MERGER

TAMPA, FL - Reflectone, Inc. (Nasdaq:RFTN) announced today that its shareholders have overwhelmingly approved the merger between Reflectone and a subsidiary of British Aerospace Holdings. British Aerospace Holdings is a wholly owned subsidiary of British Aerospace plc. At the special meeting of shareholders held today, holders of approximately 87.7% of outstanding shares voted in favor of the merger (which represents the affirmative vote of approximately 96.7% of the shares that voted at the meeting).

Under the Agreement and Plan of Merger, Reflectone shareholders (other than British Aerospace Holdings) will receive $24.00 in cash per share.

Reflectone President, Richard G. Snyder, said "I am extremely pleased that the merger has been completed. I believe that the full commitment of British Aerospace to the company will enable us to grow significantly in the world market place and provide further opportunity for our employees. On behalf of the Board of Directors, I am grateful for shareholder support through the years."

Richard Lapthorne, Finance Director of British Aerospace plc., said, "It was good to see that shareholders had voted so strongly in favor of the merger. With its committed workforce and strong management team, Reflectone will play an important role in expanding the training services business of British Aerospace." Mr. Lapthorne added, "I am delighted that Stella Thayer, Chairman of the Board of Directors of Reflectone for the past five years, has agreed to remain as Chairman."

Reflectone designs, manufactures, and sells flight simulators, weapon system trainers, tactical air defense trainers, maintenance trainers, part-task trainers, and other sophisticated training devices for U.S. Government, commercial, and international customers, as well as simulation-based entertainment devices.

British Aerospace is the UK's largest military and civil aircraft manufacturer and is involved in the design, development, manufacture, and sale of both military and commercial aerospace products and associated services.

                                                                 EXHIBIT (d)(6)

                                REFLECTONE, INC.
                            4908 TAMPA WEST BOULEVARD
                              TAMPA, FLORIDA 33634



                                                                   May 21, 1997



To the Former Holders of
Common Stock of Reflectone, Inc.:

       On May 20, 1997, the shareholders of Reflectone, Inc. (the "Company") approved and adopted an Agreement and Plan of Merger dated February 13, 1997 (the "Merger Agreement"), by and among the Company, Bar Mergerco, Inc., a Florida corporation ("Mergerco"), and British Aerospace Holdings, Inc., a Delaware corporation. Pursuant to the Merger Agreement, Mergerco was merged with and into the Company (the "Merger") effective on May 20, 1997.

       As a result of the Merger, as more fully described in the Proxy Statement dated April 28, 1997, and the Supplement to Proxy Statement dated May 8, 1997, which were sent to the shareholders of the Company, each outstanding share of common stock, par value $0.10 per share, of the Company (the "Common Stock") was converted into the right to receive $24.00 in cash (the "Merger Consideration").

       To obtain payment of the Merger Consideration for your shares of Common Stock, the certificate(s) representing such shares, together with the enclosed Letter of Transmittal (properly completed in accordance with the instructions set forth therein), must be hand delivered or sent via overnight delivery or mail to the Paying Agent, ChaseMellon Shareholder Services, L.L.C., at the appropriate address set forth on the front side of the Letter of Transmittal. If your certificates are sent by mail, we suggest the use of registered mail with return receipt requested, properly insured, for your protection.

       Additional copies of the Letter of Transmittal can be obtained from the Paying Agent at any of the addresses set forth on the front side of the Letter of Transmittal or by telephoning the Paying Agent at 1-800-777-3674.


                                                                REFLECTONE, INC.

                                                                  EXHIBIT (d)(7)


                  LETTER OF TRANSMITTAL TO SURRENDER SHARES OF
                        COMMON STOCK OF REFLECTONE, INC.
        (TO ACCOMPANY CERTIFICATES FOR COMMON STOCK OF REFLECTONE, INC.)

  THIS LETTER OF TRANSMITTAL MAY BE SENT TO CHASEMELLON SHAREHOLDER SERVICES,
       L.L.C., THE PAYING AGENT, AT ONE OF THE ADDRESSES INDICATED BELOW:
            (For assistance, call the Paying Agent at 1-800-777-3674)

BY HAND:                     BY OVERNIGHT DELIVERY:     BY MAIL:
ChaseMellon Shareholder      ChaseMellon Shareholder    ChaseMellon Shareholder
Services, L.L.C.             Services, L.L.C.           Services, L.L.C.
120 Broadway                 85 Challenger Road         Post Office Box 3300
13th Floor                   Mail Drop Reorg            South Hackensack,
New York, New York 10271     Overpeck Centre             New Jersey 07606
                             Ridgefield Park,
                              New Jersey 07660

Ladies and Gentlemen:

       In connection with the merger (the "Merger") of Bar Mergerco, Inc., a Florida corporation ("Mergerco") and a wholly owned subsidiary of British Aerospace Holdings, Inc., a Delaware corporation ("Parent"), with and into Reflectone, Inc., a Florida corporation ("Reflectone"), the undersigned hereby surrenders the certificate(s) identified below representing shares of common stock, par value $0.10 per share (the "Reflectone Common Shares") of Reflectone owned by the undersigned. Each Reflectone Common Share will be converted into the right to receive the consideration (the "Merger Consideration") provided for under the Agreement and Plan of Merger dated February 13, 1997 (the "Merger Agreement"), executed by and among Reflectone, Mergerco and Parent. By such surrender the undersigned represents and warrants to Reflectone, Parent and ChaseMellon Shareholder Services, L.L.C. (the "Paying Agent") that the undersigned has good and marketable title to the shares so surrendered and agrees to indemnify and hold Reflectone, Parent and the Paying Agent harmless for any claims, costs, losses or damages related to any claim of ownership of the shares so surrendered or any shares which preceded them in the chain of title which is adverse to the title of the undersigned to such shares.

SURRENDERED CERTIFICATES FOR __________ REFLECTONE COMMON SHARES              PLEASE COMPLETE
------------------------------------------------------------------------------------------------------------
                                                                   CERTIFICATE               NUMBER OF
  NAME AND ADDRESS OF REGISTERED OWNER OF CERTIFICATE(S)              NUMBER               COMMON SHARES
------------------------------------------------------------------------------------------------------------

                                                               ---------------------------------------------

                                                               ---------------------------------------------

                                                               ---------------------------------------------
                                                                 TOTAL NUMBER
                                                                 OF COMMON SHARES:
------------------------------------------------------------------------------------------------------------

         (IF ADDITIONAL SPACE IS REQUIRED, ATTACH A CONTINUATION SHEET.)
            SIGN BELOW AND COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9
       (SEE INSTRUCTION 2(B) CONCERNING SIGNATURE GUARANTEE REQUIREMENT IN
                             SPECIAL CIRCUMSTANCES)


                                                      Name:
----------------------------------------------              ------------------------------
         Signature of Owner(s)                                      (Please print)

                                                      Name:
----------------------------------------------              -----------------------------
         Signature of Owner(s)                                      (Please print)

Must be signed by registered owner(s)                 Address:
exactly as name(s) appear(s) on stock                         --------------------------
certificate(s) or by person(s) authorized             ----------------------------------
to become registered owner(s).                        ----------------------------------
(See Instruction 3.)

                             GUARANTEE OF SIGNATURES
                             (See Instruction 2(B))

                                                      Name of Firm:
----------------------------------------------                      ----------------------
         Authorized Signature

                                                      Address:
                                                              ----------------------------
Name:
     -----------------------------------------        ------------------------------------

                                                      ------------------------------------

Dated:                                                Telephone: (   )
      ----------------------------------------                   -------------------------

Unless otherwise indicated under Special Payment Instructions or Special Delivery Instructions below, the check for the Merger Consideration and any other checks delivered in connection with the Merger will be issued by the Paying Agent in the name of the person submitting this Letter of Transmittal and will be mailed to the person submitting this Letter of Transmittal at the address shown above.

                          SPECIAL PAYMENT INSTRUCTIONS

     To be completed ONLY if the check for the Merger Consideration is to be made payable to, and sent to, someone other than the person submitting this Letter of Transmittal.


                          Check to be made payable to:

Name:
      -----------------------------------------------------------------------
                                (Please print)

Address:
        ---------------------------------------------------------------------

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                  Tax Identification or Social Security Number



                          SPECIAL DELIVERY INSTRUCTIONS

     To be completed ONLY if the check for the Merger Consideration is to be issued in the name of the person submitting this Letter of Transmittal, but is to be sent to another person or to an address different than the address shown above.

                          Address for mailing of check:

Name:
      ------------------------------------------------------------------------
                                (Please print)

Address:
        ----------------------------------------------------------------------

------------------------------------------------------------------------------


         The Paying Agent may be required by law to withhold 31% of the Merger Consideration if this Letter of Transmittal is submitted without the information requested below. In addition, failure to provide such information may result in a penalty imposed by the Internal Revenue Service. (See Instruction 6 for additional information.)


--------------------------------------------------------------------------------
                         TAXPAYER IDENTIFICATION NUMBER
                               SUBSTITUTE FORM W-9
                              (SEE INSTRUCTION 6.)
--------------------------------------------------------------------------------

Part I - Please provide the Taxpayer Identification            [GRAPHIC OMITTED]
         Number ("TIN") of the person                    Social Security Number or Employer Identification
         submitting this Letter of                                    Number
         Transmittal in the box at right and
         certify by signing and dating
         below.

--------------------------------------------------------------------------------
   Part II - Awaiting TIN [ ]                   Part III - Exempt Payee [ ]
--------------------------------------------------------------------------------
     Certification - Under penalties of perjury, the undersigned hereby certifies the following:

        (1) The TIN shown in Part I above is the correct TIN of the person who is submitting this Letter of Transmittal and who is required by law to provide such TIN, or such person is waiting for a TIN to be issued, and

        (2) The person who is submitting this Letter of Transmittal and who is required by law to provide such TIN is not subject to backup withholding either because such person has not been notified by the Internal Revenue Service ("IRS") that person is subject to backup withholding, or because the IRS has notified such person that he or she is no longer subject to backup withholding.

     Dated:                                        , 1997
           ----------------------------------------

     Sign here:
               ------------------------------------

                ------------------------------------------------
                          (DO NOT WRITE IN SPACE BELOW)


    --------------------------------------------------------------------
    NUMBER       SHARES HELD            SHARES RECEIVED   CASH PAID

   Delivery Prepared By                  Checked By                Date
                        -----------                 ----------          -------

--------------------------------------------------------------------------------

                                  INSTRUCTIONS


       1. EXECUTION AND DELIVERY. This Letter of Transmittal must be properly completed, dated, and signed and must be delivered (together with the certificates listed above representing the Reflectone Common Shares covered hereby) to ChaseMellon Shareholder Services, L.L.C. (the "Paying Agent") at one of the addresses indicated below:

BY HAND:                         BY OVERNIGHT DELIVERY:          BY MAIL:
ChaseMellon Shareholder          ChaseMellon Shareholder         ChaseMellon Shareholder
Services, L.L.C.                 Services, L.L.C.                Services, L.L.C.
120 Broadway                     85 Challenger Road              Post Office Box 3300
13th Floor                       Mail Drop Reorg                 South Hackensack,
New York, New York  10271        Overpeck Centre                   New Jersey 07606
                                 Ridgefield Park,
                                  New Jersey 07660


       2. SIGNATURES.

       (a) Exact Signatures. The signature (or signatures, in the case of certificates owned by two or more joint holders) on this Letter of Transmittal should correspond exactly with the name(s) as written on the face of the certificate(s) unless the Reflectone Common Shares described on this Letter of Transmittal have been transferred by the registered holder(s), in which event this Letter of Transmittal should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on such certificate(s).

       (b) Signature Guarantee. Certificates need not be endorsed and stock powers and signature guarantees are unnecessary unless (a) a certificate is registered in a name other than that of the person surrendering the certificate, or (b) such registered holder completes the Special Payment Instructions or the Special Delivery Instructions. In the case of (a) above, such certificates must be duly endorsed or accompanied by a properly executed stock power, with the endorsement on the stock power and on the Letter of Transmittal guaranteed by a financial institution that is a member of the Stock Transfer Association's approved medallion program, unless surrendered on behalf of such institution. In the case of (b) above, the signature on the Letter of Transmittal must be similarly guaranteed.

       (c) Third Party Signatures. If this Letter of Transmittal, an endorsement of a certificate or a stock power is signed by a trustee, executor, administrator, guardian, officer of a corporation, attorney-in-fact or other person in any representative or fiduciary capacity, the person signing, unless such person is the record holder of the Reflectone Common Shares covered thereby, must give such person's full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded herewith.

       3. ISSUANCE OF CHECKS.

       (a) No Change in Name. If the check is to be payable to the order of exactly the same name that appears on the certificate(s) representing the Reflectone Common Shares submitted herewith, the shareholder will not be required to endorse the certificate(s) representing such shares, nor will the shareholder be required to pay transfer taxes. The Letter of Transmittal must, however, be properly signed.

       (b) Change in Name. If the check is payable to the order of a name other than exactly the same name that appears on the certificate(s) representing the Reflectone Common Shares submitted herewith, such certificate(s) must be endorsed and the signature(s) appearing on such endorsements and on this Letter of Transmittal must be guaranteed in accordance with Instruction 2(b) above. In addition, the requisite stock transfer or other tax stamps must be affixed to the certificate(s) submitted, or funds must be provided for their purchase, or, if such taxes are not applicable, proof thereof satisfactory to the Paying Agent must accompany this Letter of Transmittal.

       For correction of a name or for a change in name which does not involve a change of ownership, proceed as follows: For a change of name by marriage, etc., the surrendered certificate(s) should be endorsed, e.g., "Mary Doe, now by marriage

Mrs. Mary Jones," with the signature guaranteed as described above. For a correction in name, the surrendered certificate(s) should be endorsed, e.g. "John A. Doe, incorrectly inscribed as J.A. Doe," with the signature guaranteed as described above.

       4. LOST CERTIFICATES. If any certificate representing Reflectone Common Shares has been lost, misplaced or stolen, please contact the Paying Agent for assistance. An indemnity and surety bond will be required.

       5. STOCK TRANSFER TAXES. Reflectone will bear the liability for all transfer and other taxes required by reason of the issuance of checks pursuant to the Merger, provided, however, that it will be a condition to the issuance of any check in a name other than the name in which the surrendered certificate for Reflectone Common Shares is registered, that the person requesting the issuance of the check either provide for or pay to Reflectone any transfer or other taxes required by reason of such issuance or establish to the satisfaction of Reflectone that such tax has been paid or is not applicable.

       6. WITHHOLDING. Under U.S. federal income tax law, a person submitting this Letter of Transmittal must provide the Paying Agent with his, her or its correct taxpayer identification number ("TIN") and certify that such TIN is true, correct and complete on Substitute Form W-9, which is included herein. If the correct TIN is not provided, a penalty may be imposed by the Internal Revenue Service ("IRS") and certain payments made in connection with the Merger may be subject to backup withholding of 31%. The TIN that must be provided is that of the person submitting this Letter of Transmittal or, if the check is to be made payable to another person, then of such other person. The TIN for an individual is his or her social security number.

       The box in Part II of Substitute Form W-9 may be checked if the person who is obligated to provide a TIN pursuant to this Instruction 6 has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part II is checked and a TIN is not provided within 60 days, backup withholding will be initiated thereafter until a TIN is provided.

       The IRS notifies certain taxpayers that they have under-reported interest or dividend payments or that they have failed to file a return with the IRS reporting such payments. The certification as to backup withholding in Item (2) of the Certification on Substitute Form W-9 should be crossed out if the person who is obligated to provide a TIN pursuant to this Instruction 6 has been so notified and has not received notice from the IRS that he or she is no longer subject to backup withholding. If the IRS has not provided such notice of under-reported interest, the certification as to backup withholding should not be crossed out.

       Exempt persons (including, among others, all domestic corporations) are not subject to backup withholding and should indicate their exempt status on Substitute Form W-9 by entering their correct TIN, marking Box III and signing and dating in the space provided. A foreign individual may qualify as an exempt person by submitting a statement signed under penalties of perjury, certifying such individual's foreign status. Such statements can be obtained from the Paying Agent.

       The signature and date provided on Substitute Form W-9 will serve to certify that the TIN and withholding information provided in this Letter of Transmittal are true, correct and complete. Please contact your accountant or tax adviser for further guidance in completing Substitute Form W-9.

                                      -ii-